EXHIBIT 99.1

Brookfield Corporation Receives Exemptive Relief from the Ontario Securities Commission

BROOKFIELD, NEWS, Nov. 20, 2024 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) today announced that it has received exemptive relief from the Ontario Securities Commission from the requirement to obtain a formal valuation and minority shareholder approval in relation to the arrangement to enhance the corporate structure of Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM), which was jointly announced by BN and BAM on October 31, 2024 (the “Arrangement”).

BN filed a material change report on November 1, 2024 (the “Material Change Report”) summarizing the terms of the Arrangement and results of the formal valuation prepared by KPMG LLP, the independent valuer appointed by the Governance, Nominating and Compensation Committee of BAM (the “Valuation”). The Material Change Report and the Valuation are available on SEDAR+ under BN’s profile at www.sedarplus.ca and on EDGAR at www.sec.gov. Copies of the Material Change Report and/or the Valuation will be provided free of charge to shareholders upon request.

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Alternative Asset Management, Wealth Solutions, and our Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

For more information, please visit our website at www.bn.brookfield.com or contact:

Media	Investor Relations
Kerrie McHugh	Linda Northwood
Tel: (212) 618-3469	Tel: (416) 359-8647
Email: kerrie.mchugh@brookfield.com	Email: linda.northwood@brookfield.com